Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Churchill Tax-Free
 Fund of Kentucky (the "Fund") was held on April 24, 2009.
The holders of shares representing 89% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes are presented below).

1.     To elect Trustees.

	Dollar Amount of Votes:

	Trustee 		For	Withheld
	Thomas A. Christopher	$196,137,773	$2,470,163
	David A. Duffy		$196,108,683	$2,499,244
	Diana P. Herrmann	$196,096,907	$2,511,029
	Theodore T. Mason	$196,137,773	$2,470,163
	Anne J. Mills		$196,127,025	$2,480,910
	James R. Ramsey	$196,121,836	$2,486,100

2. To ratify the selection of Tait Weller & Baker LLP as the Fund's independent registered accounting firm.


	For		Against	Abstain
	$196,028,076		$877,375	$1,692,475